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Andrea Alvarez (She/Her) · 3rd

CEO and Founder at Bauns

Mexico City, Mexico · Contact info

500+ connections

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Bauns

CENTRO diseño | cine | televisión

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en la reserva de
tu espacio favorito

¿Estás buscando el espacio ideal para tu junta de inicio de año? 📅

Reserva tu espacio favorito en Bauns durante Enero y recibe el costo total en créditos Bauns para usarlos tu próxima reserva....

5 · 1 comment

Activity

538 followers

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Experience

Bauns
5 yrs 11 mos

- **CEO**
  Full-time
  Apr 2022 - Present · 4 mos
- **Co-Founder**
  Sep 2016 - Present · 5 yrs 11 mos
- **Chief Marketing Officer**
  Full-time
  Jun 2017 - Apr 2022 · 4 yrs 11 mos
  Mexico City

Co-Founder
Deq Innovation
Sep 2016 - Present · 5 yrs 11 mos
Mexico City

Co-Founder and Chief Marketing Officer.

Member
The Female Founder Collective
Jan 2021 - Present · 1 yr 7 mos

The Female Founder Collective is a network of businesses led by women, supporting women. Our mission is to enable and empower female owned and led businesses to positively impact our ...see more

Digital Communities Professor
CENTRO diseño | cine | televisión · Part-time
Jan 2021 - Present · 1 yr 7 mos
Mexico City, Mexico

Managing Partner
LIVU Wedding Registry · Part-time
Feb 2019 - Present · 3 yrs 6 mos
Mexico City

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Education

CENTRO diseño | cine | televisión
Bachelor's degree, Marketing and Advertising
2013 - 2017

Skills

Digital Marketing

3 endorsements

Marketing **Strategy**

Entrepreneurship

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Honors & awards

Startup ganadora del Santander X Tomorrow Challenge
Issued by Santander · Aug 2020

 Associated with Bauns

Startup ganadora del premio Santander X Tomorrow Challenge, realizado en 14 países, con el propósito de
encontrar las mejores soluciones que aporten a los problemas a los que la sociedad se enfrenta por la ...see more

BETA Startup Speaker at Web Summit 2019
Issued by Web Summit · Nov 2019

Associated with Bauns

Startup BETA seleccionada en la edición 2019 de Web Summit en Lisboa, Portugal

Selected Speaker at Paris Peace Forum 2019
Issued by Paris Peace Form · Nov 2019

— Associated with Transparenta

Proyecto seleccionado en la edición 2019 del Paris Peace Forum

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Interests

Influencers   Companies   Groups   Schools

Pierpaolo Barbieri in · 3rd
Founder at Ualá
110,141 followers

Gary Vaynerchuk in · 2nd
Chairman of VaynerX, CEO of VaynerMedia,
5-Time NYT Bestselling Author, Text Me: 212-
931-5731
5,180,868 followers

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